Egan-Jones Ratings Co

NRSRO Exhibit #7

<u>Policies and procedures to address and manage conflicts of interest.</u>

The following references are identified to the risks cited in Exhibit 6:

1. Compliance Manual: The firm has systems and policies in place to protect the independence of the ratings process and to reasonably prevent influence by the subscribers with such interest in the firm's ratings process. The Firm actively notifies the subscriber not to disclose position holdings, trading or business intent to the Firm. Solicited ratings from subscribers are dealt with in a manner as to withhold the subscriber identification from the ratings desk to ensure independence.

2. Compliance Manual: Egan-Jones Proxy Services ("EJP") provides research, recommendations, voting, and voting record keeping services on various shareholder proxy voting matters. The service includes an evaluation of the various agenda items in the proxy statements, recommended voting action, and an overall rating of the firms' corporate governance. In addition, EJP provides a web-based interface to enable clients to access reports prior to the voting date and archived thereafter for up to five years. EJP and EJR personnel do not have access to each other's websites, client holdings, draft reports, and other aspects related to the issuance of reports for each business.   EJP personnel are not involved in the generation of EJR ratings reports and EJR personnel are not involved in the generation of EJP reports.

3. Compliance Manual: The firm takes certain steps to prevent gaining knowledge of the subscriber's reason for using its ratings service.

4. Compliance Manual: Outside business activities are defined as any activity involving a business enterprise or involving an entity which might be rated by the Firm. Excluded from this definition are civic, religious, academic, non-profit, and other similar enterprises.

5. Compliance Manual: As outlined more fully below, the ratings desk generally determines the initiation and updating of ratings on issuers the Firm covers. Such determination is driven by current market events, interests by analysts in certain sectors, news, or in some instances requests by clients to add to the coverage universe. The Firm does not necessarily cover stocks asked for by its clientele and does not cover issuers based on issuer requests except for non-subscriber's requests. Updates and initial coverage and the dropping of coverage are all at the discretion of the ratings desk.

6. Compliance Manual: The Firm publishes its reports to all subscribers simultaneously and does not provide research reports to anyone outside the ratings department until the report is published. No parties, including premium subscribers, shall in any way be provided with advance information on pending rating actions.

All enabled subscribers have access to the report upon publication. No non-analyst personnel have access to the reports prior to their publication.

Upon completion of the analyst work with the interactive model, a macro is enabled that immediately generates the rating report, publishes it to the website and notifies subscribers of the availability of the publication.

Subscribers may occasionally request ratings or updates on ratings reports already covered by the firm. As outlined further in the Conflicts sections, the firm retains information relating to whether ratings are solicited by subscribers, initiated by the ratings desk or driven by other factors. In order to manage one of the conflicts related to solicited ratings by subscribers, the firm does not inform the ratings desk of the identity of the requestor. Additionally the firm informs its subscriber base not to identify to the Analysts or salespersons the holdings of the subscribers or their trading intentions so as to preserve the independence of the ratings process. Periodically the firm sends out emails to its subscriber base reminding them of this policy. The DCO is responsible for such notifications.

7. Procedures and Methodologies for Determining Credit Ratings:

A private rating non-subscriber rating is prepared for a restricted audience, where the rating, any supporting report, and knowledge of the rating, is limited in accordance with the terms of the arrangement with the issuer or third party. Non-subscriber ratings are not disseminated to the public.

Non-subscriber ratings may include issuer participation, be based on publicly available information, and may be initiated by Egan-Jones, the Issuer or an interested third party. The level of analysis performed on a specific issuer or security would be the same for both public and private ratings.

Non-subscriber ratings may be used for a variety of reasons including, but not limited to: an issuer request for the purposes of issuing debt to a small number of investors who intend to use the rating as an independent rating opinion; an independent rating opinion requested by an investor, regulator, government, or other interested third party; analyze transaction party and/or counterparty credit exposure for Structured Finance ratings.

The sharing of all knowledge, information and records regarding a non-subscriber rating is limited in accordance with the terms of the arrangement with the issuer or third party who requested the rating and in adherence to Egan-Jones policies and procedures. Egan-Jones monitors non-subscriber ratings through regular and timely reviews and disseminates the results only as previously arranged.

All non-subscriber ratings are developed in accordance with current rating methodologies, policies and procedures.

8. Code of Conduct: Outside business relationships of employees of the NRSRO may be a conflict of interest. Ratings analysts are not permitted to have outside business activities which conflict with the issuance of ratings and such prohibition is included in the firm's Code of Conduct. The Firm also employs outside contractors in sales functionalities (non-service providers) who may engage in outside business. The Firm requires that all associated persons disclose their outside business activities to the DCO in

order to maintain that there are not instances where outside employment can impact the ratings independence of the firm.

9. Code of Conduct: Employees of Egan-Jones are generally prohibited from owning individually named securities, whether the firm rates those securities or not. The firm makes exceptions for accounts that are managed on a discretionary basis, and excludes mutual funds, ETF's, money market accounts, checking and savings accounts, 401(k) accounts and 529 plans. The Firm's DCO, in certain circumstances, may approve an exception to this policy and grant an exception in writing or by e-mail. Any such employee with such an exception will not be involved in the ratings, approval or review process for any security for which they have received a formal exception to own.